UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Amy E. Wilson

The Dow Chemical Company

2030 Dow Center

Midland, MI 48674

(989) 636-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of reporting person The Dow Chemical Company
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially by owned by each reporting person with	7.	Sole voting power: 17,500,000
	8.	Shared voting power: 0
	9.	Sole dispositive power: 17,500,000
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 17,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐ (see instructions)
13.	Percent of class represented by amount in Row (11): 35.0% (1)
14.	Type of reporting person (see instructions): CO

(1)	The percentage set forth in row (13) is based on 49,940,548 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. at the close of business on July 31, 2015, as disclosed in the Issuer’s Form 8-K dated July 31, 2015 and filed with the Securities and Exchange Commission on August 6, 2015.

SCHEDULE 13D

Item 1.	Security and Issuer

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of AgroFresh Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer is located at 100 S. Independence Mall West, Philadelphia, PA 19106. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by The Dow Chemical Company (the “Reporting Person”).

The names of the directors and executive officers of the Reporting Person are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(b) The principal executive offices of the Reporting Person and the business address of each of its executive officers are located at 2030 Dow Center, Midland, MI 48674. The business address of each of the directors of the Reporting Person are as set forth on Appendix A attached hereto and incorporated herein by reference.

(c) The Reporting Person combines the power of science and technology to passionately innovate what is essential to human progress. The company is driving innovations that extract value from the intersection of chemical, physical and biological sciences to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. The Reporting Person’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2014, the Reporting Person had annual sales of more than $58 billion and employed approximately 53,000 people worldwide. The Reporting Person’s more than 6,000 product families are manufactured at 201 sites in 35 countries across the globe. The Reporting Person conducts its worldwide operations through global businesses, which are reported in five operating segments: Agricultural Sciences, Consumer Solutions, Infrastructure Solutions, Performance Materials & Chemicals and Performance Plastics.

The present principal occupation or employment and the name, and the principal business address, if other than the Reporting Person, of any corporation or other organization in which such employment is conducted of the directors and executive officers of the Reporting Person are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(d) During the past five years, neither the Reporting Person nor to the best of its knowledge any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor to the best of its knowledge any of the persons identified on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration used to acquire the shares of Common Stock that caused the filing of this schedule was all of the shares of capital stock of AgroFresh Inc. that previously were owned by Rohm & Haas Company (“R&H”), a wholly-owned subsidiary of the Reporting Person.

Item 4.	Purpose of Transaction

On July 31, 2015, the Issuer and the Reporting Person consummated a business combination (the “Business Combination”), pursuant to the Stock Purchase Agreement, dated April 30, 2015, by and between Boulevard Acquisition Corp. (subsequently renamed AgroFresh Solutions, Inc.) and the Reporting Person (the “Purchase Agreement”) providing for the acquisition by the Issuer of the AgroFresh business from the Reporting Person.

Pursuant to the Purchase Agreement, on July 31, 2015, the Issuer acquired from the Reporting Person all of the issued and outstanding shares of capital stock of AgroFresh Inc. in exchange for $635 million in cash, one share of Series A Preferred Stock and 17,500,000 shares of Common Stock. In addition, in connection with the closing of the Business Combination, the Issuer and the Reporting Person entered into an investor rights agreement, a warrant purchase agreement and a board representation letter agreement, each of which is described in Item 6 below, as well as several other agreements.

The share of Series A Preferred Stock and the shares of Common Stock acquired in connection with the closing of the Business Combination are owned by R&H.

Except as set forth in Item 6 below, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person beneficially owns 17,500,000 shares of Common Stock, representing 35.0% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 49,940,548 outstanding shares of Common Stock at the close of business on July 31, 2015, as disclosed in the Issuer’s Form 8-K dated July 31, 2015 and filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2015. To the best of the Reporting Person’s knowledge, none of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive control over all 17,500,000 shares of Common Stock it beneficially owns. However, all of the shares of Common Stock beneficially owned by the Reporting Person are subject to the terms and conditions of the investor rights agreement described in Item 6 below.

(c) Except as described in Item 4 above, neither the Reporting Person nor any of the persons whose names are listed on Appendix A has effected any transactions in shares of Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person’s rights with respect to the shares of Common Stock are subject to the terms and conditions of the investor rights agreement, the warrant purchase agreement and the board representation letter agreement described below. For a complete description, your attention is directed to each of these documents which have been incorporated by reference as exhibits to this Schedule 13D and are incorporated herein by reference. A summary of these terms and conditions are described below:

Investor Rights Agreement

On July 31, 2015, in connection with the closing of the Business Combination, the Issuer, the Reporting Person, Rohm & Haas Company (“R&H”), Boulevard Acquisition Sponsor, LLC (the “Sponsor”) and certain individuals (such individuals together with the Sponsor, collectively the “Initial Stockholders”) entered into a Investor Rights Agreement (the “Investor Rights Agreement”).

Pursuant to the Investor Rights Agreement, any direct or indirect holder of the Common Stock that is party to the Investor Rights Agreement is entitled to demand that the Issuer register the resale of its securities subject to certain minimum requirements. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed after July 31, 2015. The Issuer is required to deliver financial statements and other information for each accounting period to the Reporting Person, R&H, and their subsidiaries that are holders of Common Stock or other equity securities of the Issuers. The Investor Rights Agreement provides that the Issuer will take all necessary action to cause (i) Torsten Kraef (the “Preferred Director”), the individual designated for appointment to the Issuer’s board of directors (the “Board”) by R&H as the holder of the outstanding share of Series A Preferred Stock, or a person designated by the Preferred Director, to be elected a member of the board of directors of each subsidiary of the Issuer, and (ii) each of Gregory F. Freiwald and Macauley Whiting, Jr., each of whom are nominated to the Board by the Reporting Person pursuant to the terms of the Purchase Agreement, to be appointed a member of each committee of the Board of which the Preferred Director is not a member. The Investor Rights Agreement also provides that the Reporting Person, R&H and the Initial Stockholders will agree not to transfer their shares of Common Stock from the closing of the Business Combination until July 31, 2016, subject to limited exceptions, including that R&H has the right to transfer its securities if, in its sole discretion, R&H determines in good faith that its ownership percentage of Common Stock and non-voting common stock of the Issuer would require it to consolidate the results of operations and financial position of the Issuer (a “Consolidation Risk”) and if after providing the Issuer with notice of this Consolidation Risk (the “Consolidation Notice”), the Issuer has not engaged R&H in transactions to reduce its ownership percentage to a level to remediate the Consolidation Risk within 20 business days following the date of the Consolidation Notice.

Warrant Purchase Agreement

On July 31, 2015, in connection with the closing of the Business Combination, the Reporting Person, R&H, the Issuer and the Sponsor entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”).

Pursuant to the Warrant Purchase Agreement, from the closing of the Business Combination and ending on April 30, 2016, the Issuer is required to purchase in the open market warrants issued in connection with Issuer’s initial public offering (the “Public Offering”), in an aggregate amount of $10,000,000, at a purchase price per warrant of no more than $1.25. If the Issuer has not purchased in the aggregate $10,000,000 of warrants before April 30, 2016, the Sponsor may sell to the Issuer private placement warrants it holds at $1.00 per private placement warrant to satisfy the obligation (such private placement warrants, together with all other warrants purchased under the Warrant Purchase Agreement, the “Purchased Warrants”). Pursuant to the Warrant Purchase Agreement, the Issuer is required to issue to R&H no later than April 30, 2016, warrants to purchase Common Stock representing 66-2/3% of the Purchased Warrants at no cost to R&H and on the same terms as the warrants issued in connection with the Public Offering. In the event that the Issuer has not issued to R&H an aggregate of 6,000,000 warrants on or prior to April 30, 2016, (a) the Sponsor will be required to transfer to the Issuer, at no cost to the Issuer, the number of warrants equal to one-half of the difference between (i) 6,000,000 and (ii) the number of warrants issued by the Issuer to R&H on or prior to such date (such difference between clauses (i) and (ii), the “Make-Up Warrant Amount”) and (b) the Issuer will be required to issue such number of warrants equal to the Make-Up Warrant Amount.

Board Representation Agreement

On July 31, 2015, in connection with the closing of the Business Combination, the Reporting Person and the Issuer entered into a Board Representation Agreement (the “Board Representation Letter Agreement”).

Pursuant to the Board Representation Letter Agreement, from the closing of the Business Combination and ending on July 31, 2016, the Reporting Person has the right to request that the size of the Board be increased to nine directors. If the Reporting Person makes such a request, subject to the written approval of Steven S. Trevor, a member of the Board, which consent cannot be unreasonably withheld, conditioned or delayed, the Reporting Person has the right to nominate an individual to serve as an independent Class II director on the Board. The Board Representation Letter Agreement provides that the Board will elect such individual to the Board, subject to the fiduciary duties of the members of the Board, to serve until his or her successor is duly elected and qualified. If the person nominated by the Reporting Person is not elected to serve as an independent Class II director for any reason, the Reporting Person is entitled to nominate an alternative individual to serve as an independent Class II director on the Board.

Item 7.	Material to be filed as Exhibits.

Appendix A.	Information Concerning Executive Officers and Directors of The Dow Chemical Company.

Exhibit 1.	Investor Rights Agreement (incorporated by reference to 10.2 to the Issuer’s Form 8-K dated July 31, 2015 and filed with the SEC on August 6, 2015 (the “Form 8-K”).

Exhibit 2.	Warrant Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K).

Exhibit 3.	Board Representation Letter Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as August 10, 2015

THE DOW CHEMICAL COMPANY

By:	/s/ Howard I. Ungerleider
	Name:	Howard I. Ungerleider
	Title:	Chief Financial Officer and Executive Vice President

APPENDIX A

Information Concerning Executive Officers and

Directors of The Dow Chemical Company

The current executive officers and directors of The Dow Chemical Company are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Dow Chemical Company. In addition, unless otherwise indicated, the business address for each individual is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

Executive Officer Name	Position with The Dow Chemical Company
Ronald C. Edmonds	Vice President and Controller
James R. Fitterling	Vice Chairman, Business Operations
Heinz Haller*	Executive Vice President and President of Dow Europe, Middle East, Africa and India
Joe E. Harlan	Chief Commercial Officer and Vice Chairman, Market Businesses
Peter Holicki*	Corporate Vice President, Manufacturing and Engineering, Environment, Health & Safety Operations
Charles J. Kalil	General Counsel and Executive Vice President
Andrew N. Liveris*	President, Chief Executive Officer and Chairman of the Board
Fernando Ruiz	Corporate Vice President and Treasurer
Johanna Söderström*	Corporate Vice President, Human Resources and Aviation
A. N. Sreeram	Corporate Vice President, Research & Development
Howard I. Ungerleider	Chief Financial Officer and Executive Vice President

*Citizenship: Heinz Haller is a citizen of Switzerland; Peter Holicki is a citizen of Germany; Andrew N. Liveris is a citizen of Australia; and Johanna Söderström is a citizen of Finland.

Director Name	Present Principal Occupation and Business Address
Ajay Banga	President and Chief Executive Officer Mastercard Incorporated 2000 Purchase Street Purchase, New York 10577 (technology company in the global payments industry)
Jacqueline K. Barton	Professor of Chemistry & Chair, Division of Chemistry and Chemical Engineering California Institute of Technology 1200 East California Boulevard Pasadena, California 9115
James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer The Boeing Company
Richard K. Davis	Chairman, President and Chief Executive Officer U.S. Bancorp 800 Nicollet Mall Minneapolis, Minnesota 55402 (financial services holding company)
Jeff M. Fettig	Chairman and Chief Executive Officer Whirlpool Corporation 2000 North M-63N Benton Harbor, Michigan 49022 (manufacturer of home appliances)
Andrew N. Liveris	See Position with The Dow Chemical Company above

Director Name	Present Principal Occupation and Business Address
Mark Loughridge	Former Chief Financial Officer International Business Machines Corporation
Raymond J. Milchovich	Lead Director Nucor Corporation 1915 Rexford Road Charlotte, North Carolina 28211 (producer of steel and iron)
Robert S. Miller	President and Chief Executive Officer International Automotive Components 2833 Telegraph Road Southfield, Michigan 48034 (supplier of automotive components and systems)
Paul Polman**	Chief Executive Officer Unilever PLC and Unilever N.V. 100 Victoria Embankment Blackfriars London, England EC4Y 0DY (provider of nutrition, hygiene and personal care products)
Dennis H. Reilley	Non-Executive Chairman Marathon Oil Corporation 5555 San Felipe Street Houston, Texas 77056 (oil and natural gas exploration and production company)
James M. Ringler	Chairman Teradata Corporation 10000 Innovation Drive Dayton, Ohio 45342 (provider of database software, data warehousing and analytics)
Ruth G. Shaw	Former Group Executive for Public Policy and President Duke Nuclear

**Citizenship: Paul Polman is a citizen of the Netherlands.

Exhibit 3

The Dow Chemical Company

2030 Dow Center

Midland, MI 48674

July 15, 2015

Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022
Attention:	Stephen Trevor
Facsimile:	(212) 878-3545

Re:	Boulevard Acquisition Corp. Board of Directors

Ladies and Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated as of April 30, 2015 (the “SPA”), by and between The Dow Chemical Company (“TDCC”) and Boulevard Acquisition Corp. (“Purchaser”), pursuant to which TDCC has agreed to sell, and Purchaser has agreed to purchase, all of the outstanding equity interests of AgroFresh Inc., upon the terms and subject to the conditions set forth therein. Capitalized terms used in this letter agreement, including Annex A attached hereto, that are not otherwise defined herein have the meanings given to such terms in the SPA.

From and after the Closing Date until the one (1) year anniversary of the Closing Date (such period, the “Board Expansion Period”), TDCC shall have the right, at its sole option, to request that the size of the board of directors of the Purchaser (the “Purchaser Board”) be increased by one (1) director by delivering notice of such request (a “Board Expansion Request”) to Purchaser during the Board Expansion Period. In the event that TDCC shall have delivered to Purchaser a Board Expansion Request during the Board Expansion Period, (i) subject to the prior written approval of Stephen S. Trevor, a member of the Purchaser Board (not to be unreasonably withheld, conditioned or delayed), TDCC shall have the right to nominate an individual to serve as an independent Class II director on the Purchaser Board, provided, however, that TDCC and Purchaser agree that it would be preferable for any such individual to have (A) executive experience in the agrochemical industry, (B) expertise with mergers and acquisitions, (C) experience in strategic business consulting or (D) intellectual property expertise, including with respect to patents and trademarks, and (ii) the Purchaser Board shall (A) increase the size of the Purchaser Board by one (1) director and (B) subject only to such action not being in violation of the fiduciary duties of members of the Purchaser Board to Purchaser or its stockholders, elect the individual nominated by TDCC pursuant to clause (i) of this sentence to serve as an independent Class II director of the Purchaser Board; provided that in the event that such individual shall not have been elected to serve as an independent Class II director of the Purchaser Board for any reason (including Mr. Trevor having failed to provide his approval as contemplated by clause (i) of this sentence or the Purchaser Board having deemed the election of such nominee to be in violation of its fiduciary duties as contemplated by clause (ii) of this sentence), TDCC shall be entitled to nominate an alternative individual (subject to the terms and conditions of clause (i) of this sentence, including but not limited to the written approval of Mr. Trevor and the experience requirements specified therein) and such nominee shall be elected to serve as an independent Class II director of the Purchaser Board (subject to the terms and conditions of clause (ii) of this sentence); provided further that in the event that TDCC shall have delivered to Purchaser a Board Expansion Request during the Board Expansion Period, Purchaser and the Purchaser Board shall be required to comply with and perform all of their obligations contained in this letter agreement (subject to the terms and conditions hereof) notwithstanding the expiration of the Board Expansion Period prior to the time of such compliance and performance.

From and after the Closing until the earlier of the expiration of the Board Expansion Period and the date of the delivery to Purchaser of a Board Expansion Request, the Purchaser Board shall have eight (8) directors. Notwithstanding the foregoing, the Purchaser shall not be in breach of its covenants and obligations under this letter agreement if, at any time after the date hereof, the Purchaser Board shall have less than eight (8) directors as a result of the resignation of a director(s) or the removal of a director(s) for cause.

By signing this letter agreement and as an inducement to the other parties hereto to enter into this letter agreement, each party hereto hereby makes the representations set forth in Sections 1 through 3 of Annex A to this letter agreement.

Sections 11.1, 11.3 through 11.11, 11.14 and 11.21 of the SPA are incorporated herein by reference, mutatis mutandis, as though fully set forth herein. This letter agreement shall be governed exclusively by and construed and enforced exclusively in accordance with the internal laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

In consideration of the foregoing covenants and obligations, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto, intending to be legally bound, has caused this letter agreement to be duly executed by its authorized representative as of the date first written above.

[Signature Pages Follow]

THE DOW CHEMICAL COMPANY

By:	/s/ Mark D. Gibson

Name:	Mark D. Gibson
Title:	Authorized Representative

ACKNOWLEDGED AND AGREED:

BOULEVARD ACQUISITION CORP.

By:	/s/ Steven S. Trevor

Name:	Steven S. Trevor

Title:

Annex A

Certain Representations

Each party hereto (each, a “Warrantor”) represents and warrants to the other parties hereto as follows:

1.	Organization; Good Standing; Qualification. Warrantor is validly existing and (where such concept is applicable) in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other business entity power and authority to conduct its business as currently conducted, except where the failure to be in good standing or to have such power and authority would not materially impair such Warrantor’s ability to consummate the transactions contemplated hereby.

2.	Authority; Approvals; No Violation.

a.	Warrantor has requisite power and authority to execute and deliver this letter agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This letter agreement has been duly authorized and duly and validly executed and delivered by Warrantor and (assuming due authorization, execution and delivery by the other party hereto) constitutes legal, valid and binding obligations of Warrantor, enforceable against each of Warrantor in accordance with its terms, except as enforceability may be limited by the Enforceability Limitations.

b.	Neither the execution and delivery of this letter agreement by Warrantor nor the consummation by Warrantor of the transactions contemplated hereby nor compliance by Warrantor with any of the terms or provisions hereof will (i) violate any provision of Warrantor’s constituent documents or (ii) (A) violate any Law applicable to Warrantor or any of its respective assets or (B) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or cancellation of, or result in the creation of any Lien upon any of the assets of Warrantor under any of the terms, conditions or provisions of any Contract to which Warrantor is a party, or by which their or any of its assets may be bound, except, in the case of clause (ii) where such violation conflict, breach, default, termination, cancellation or Lien (as applicable) would not materially impair Warrantor’s ability to consummate the transactions contemplated hereby.

3.	Consents and Approvals. No consents or approvals of or filings or registrations with any Governmental Authority, or of or with any third party (except for such consents which have already been obtained), are necessary in connection with the execution and delivery by Warrantor of this letter agreement or the consummation by Warrantor of the transactions contemplated hereby and compliance by Warrantor with any of the provisions hereof or thereof.